

May 3, 2012

<u>Via E-mail</u>
Christopher Miglino
Chief Executive Officer
Social Reality, Inc.
479 Rodeo Drive
Beverly Hills, CA 90210

> **Re:** **Social Reality, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed April 25, 2012**
> **File No. 333-179151**

Dear Mr. Miglino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note the financial statements updating requirements within the applicable sections of Rule 3-12 of Regulation S-X.

Selling Security Holders, page 11

2.   We note your table on page 11. Please revise to show for each security holder their holdings with respect to these three columns: (i) the total amount of securities held by the security holder prior to registering their shares for resale, (ii) the total amount of securities being registered for resale pursuant to this prospectus, and (iii) the balance of the total amount of securities held if all the shares registered for resale were to be sold— that is, the last column should show the shares in column (i) minus the shares in column (ii). Currently it appears the first column inaccurately shows the total number of shares held before the resale. In addition, if applicable, show the percentage of the class owned

by each security holder after the completion of the offering if the holdings are 1% or more. Please refer to Item 507 of Regulation S-K.

Revenue Recognition, page 26

Organization and Basis of Presentation, page 40

Revenue Recognition, page 40

3.   We note your response to comments six and seven from our letter dated April 19, 2012. As stated in your response, you receive a flat fee for the building, management and monitoring of your application/ campaign and in some instances, on a cost per thousand impression ("CPM") basis and/or cost per engagement ("CPE") basis by such advertiser. Revenue is earned when the required impressions are achieved.   You also sell the media and advertising inventory of your publishing partners' websites and applications. Compensation for these latter services is paid by your advertising customer on a CPM or CPE basis. The revenue arrangement clearly consists of two separate deliverables: campaign development and distribution of the campaign through the media inventory made available by your web publishing partners.

In your response to comment seven, you appear to make a case for gross revenue reporting for all of your targeted and measurable online advertising campaigns, sponsored campaigns, and custom campaigns based primarily on your assumption of credit risk. Although you appear to be the primary obligor for the campaign development and monitoring efforts, it appears to us that you may be an agent for the sale of your publishing partners' media inventory in connection with the distribution of such advertising campaigns. If so, that latter deliverable would be subject to net reporting of revenues under ASC 605-45-45. In this regard, we note your disclosure that you do not own media inventory. If you disagree, please provide us your analysis under ASC 605-45-45 as to how you concluded that gross reporting is appropriate and that you are the primary obligor for advertising campaign distribution through your publishing partners' media inventory and for other aspects of your arrangements where compensation is paid on a CPM or CPE basis.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Raul Silvestre, Esq.